As filed with the Securities and Exchange Commission on August 24, 1998
                                                 Registration No. ______________


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM S-2

                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933

                             ----------------------

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.
             (Exact name of registrant as specified in its charter)


                  Minnesota                             41-0945858
        (State or other jurisdiction                 (I.R.S. employer
      of incorporation or organization)           identification number)

                          300 Industrial Boulevard N.E.
                          Minneapolis, Minnesota 55413
                                 (612) 331-8500

          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             -----------------------

                                 J. Brent Hanson
                 The Barbers, Hairstyling for Men & Women, Inc.
                          300 Industrial Boulevard N.E.
                              Minneapolis, MN 55413
                                 (612) 331-8500
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            -------------------------

         Approximate date of commencement of proposed sale of the securities to the public: From time to time after the effective date of the registration statement.
         If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]
         If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [x]
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE


 Title of each class
  of securities to          Amount to        Proposed offering     Proposed aggregate        Amount of
    be registered         be registered      price per unit (1)    offering price (1)    registration fee
Common Stock                 100,000              $7.25                 725,000               $213.88

       Total                 100,000              $7.25                 725,000               $213.88

-----------------------
(1) Estimated solely for purpose of computing the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.


                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.

                              CROSS REFERENCE SHEET


Form S-2 Item Number and Description                                     Caption of Location
------------------------------------                                     -------------------

Item 1.  Forepart of Registration Statement and Outside Front            Front of the Registration
   Cover Page of Prospectus                                              Statement
Item 2.  Inside Front and Outside Back Cover Pages of Prospectus         Inside Front Cover Page
Item 3.  Summary Information, Risk Factors and Ratio of Earnings         Outside Front Cover
   to Fixed Charges
Item 4.  Use of Proceeds                                                 Prospectus Summary; Use of Proceeds
Item 5.  Determination of Offering Price                                 Not applicable
Item 6.  Dilution                                                        Not applicable
Item 7.  Selling Security Holders                                        Not applicable
Item 8.  Plan of Distribution                                            Outside Front Cover Page;
                                                                         Plan of Distribution
Item 9.  Description of Securities To Be Registered                      Prospectus Summary;
                                                                         Description of Securities
Item 10. Interests of Named Experts and Counsel                          Not applicable
Item 11. Information with Respect to Registrant                          Outside Front Cover Page;
                                                                         Summary Information
Item 12. Incorporation of Certain Information by Reference               Available Information;
                                                                         Incorporation of Certain
                                                                         Information by Reference
Item 13. Disclosure of Commission Position on Indemnification            Indemnification
   for Securities Act Liabilities


Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED AUGUST 24, 1998

                 THE BARBERS, HAIRSTYLING FOR MEN & WOMEN, INC.

                           --------------------------

                                   PROSPECTUS

                           --------------------------

                         100,000 Shares of Common Stock

         The shares offered hereby by The Barbers, Hairstyling for Men & Women, Inc. (the "Company") are 100,000 shares of common stock of the Company (the "Shares") issuable pursuant to the Company's Designer Salon Programs. The Company's common stock is traded on, and the Shares will be listed on, the Nasdaq National Market System.

         INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER THE CAPTION "CERTAIN RISK FACTORS," BEGINNING ON PAGE 6 HEREOF.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                             ----------------------

                                     Underwriting
                    Price to        Discounts and
                   Public (1)       and Commission       Proceeds to Company
     Per Share        $0                 None                   None
     Total            $0                 None                   None

-----------------------
(1) Pursuant to the Company's Designer Salon Programs, shares of the Company's common stock are issued to any franchisee of the Company who exceeds a level of purchases of beauty products set by the Company and who meets other compliance criteria designated by the Company. See "Plan of Distribution."

                              --------------------

         The Shares are offered on a continuous basis directly by the Company. No commissions or remuneration will be paid in connection with the offering of the Shares contemplated hereby. The Company is obligated to pay the expenses of this offering, which are estimated to be $22,000. Inquiries should be directed to the principal administrative offices of The Barbers, Hairstyling for Men & Women, Inc., as follows:

                 The Barbers, Hairstyling for Men & Women, Inc.
                             Chief Financial Officer
                          300 Industrial Boulevard N.E.
                              Minneapolis, MN 55413
                                 (612) 331-8500

                 The date of this Prospectus is August __, 1998

                                TABLE OF CONTENTS


AVAILABLE INFORMATION                                                          1


INCORPORATION OF CERTAIN INFORMATION BY REFERENCE                              1


PROSPECTUS SUMMARY                                                             3


CERTAIN RISK FACTORS                                                           6


USE OF PROCEEDS                                                                7


LEGAL MATTERS                                                                  8


DESCRIPTION OF SECURITIES                                                      8


PLAN OF DISTRIBUTION                                                           9


EXPERTS                                                                       10


INDEMNIFICATION                                                               10

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance therewith, the Company is required to file reports and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy statements and other information filed by the Company as well as the Registration Statement, including the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC at 75 Park Place, New York, New York 10007 and Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, like the Company, that file electronically with the SEC (site address http://www.sec.gov).

         This Prospectus constitutes part of a registration statement on Form S-2 (the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to the Company and the Shares offered hereby, reference is made to the Registration Statement. This Prospectus incorporates certain information by reference to the Company's current Annual Report on Form 10-KSB, Annual Report to Shareholders and most recent Quarterly Report on Form 10-QSB, which will be delivered with each Prospectus. Prospective investors should refer to such documents for a complete description of the Company's business, results of operations and financial condition, as well as other information highly relevant to an investment in the securities offered hereby. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents filed by the company with the Commission pursuant to the Exchange Act are incorporated by reference into this Prospectus:
(i) the Company's Annual Report on Form 10-KSB for the year ended September 25, 1997 and The Barbers, Hairstyling for Men & Women, Inc., 1997 Annual Report to Shareholders; (ii) the Company's Quarterly Report on Form 10-QSB for the Quarter ended December 25, 1997; (iii) the Company's Quarterly Report on Form 10-QSB for the Quarter ended March 26, 1998; (iv) the Company's Quarterly Report on Form 10-QSB for the Quarter ended June 25, 1998; and (v) the Company's Current report on Form 8-K filed on December 15, 1997.

         Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, on the oral or written request of such person, a copy (without exhibits, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates) of any and all information that has been incorporated by reference in this Prospectus. Written or telephone requests for such information should be directed to The Barbers, Hairstyling for Men & Women, Inc., 300 Industrial Boulevard N.E., Minneapolis, MN 55413, Attn: J. Brent Hanson, (612) 331-8500.

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

         The following is a summary only and should be read in light of the more detailed financial and other information incorporated by reference into this Prospectus. The Company's current Annual Report on Form 10-KSB, Annual Report to Shareholders and most recent Quarterly Report on Form 10-QSB will be delivered with each Prospectus. Except as otherwise indicated, all financial information is presented on the basis of generally accepted accounting principles. Prospective investors are urged to read this Prospectus, and the documents incorporated by reference herein, in their entirety. See "Certain Risk Factors" beginning on page 6 of this Prospectus for a discussion of certain factors that should be considered by prospective investors in the Shares offered hereby.

         This Prospectus and all documents incorporated by reference contain various "forward-looking statements" that reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including but not limited to those identified below, which could cause actual results to differ materially from historical results or those anticipated whether as a result of new information, future events or otherwise. The words "believe," "expect," "anticipate" and similar expressions identify forward-looking statements. The following factors, in addition to those set forth under the heading "Certain Risk Factors", could cause actual results to differ materially from historical results or those anticipated: (1) Increased competition from other hair salon chains in the consumer marketplace could negatively impact sales volume at both franchised and company-owned salons. This would reduce royalty revenue from franchised locations and reduce company-owned salons' revenue and profits. (2) Increased competition for sites for new salons from other retail concepts, including other hair salons, could impede the Company's ability to meet its growth objectives. (3) The Company's near-term growth plans in Wal-Mart Supercenters could be affected by changes in Wal-Mart's marketing or business plans. (4) The inability to find qualified franchisees for new locations or the inability of franchisees to finance the construction of new salons could also prevent the Company from meeting its growth objectives. (5) Although the Company presently has no reason to believe it will occur, major beauty product vendors could cancel their distribution agreements with the Company. This would cause reductions in the sale of beauty products and the loss of those corresponding margins. (6) Litigation to protect trademarks or enforce franchise agreements is extremely expensive, even if the Company is victorious, and may have a material adverse effect on the Company's results of operations in any particular period.

         Due to factors noted above and elsewhere in this annual report, the Company's future earnings and Common Stock price may be subject to volatility. Any shortfall in revenue or earnings from the levels anticipated could have a significant effect on the trading price of the Company's Common Stock in any given period.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

THE COMPANY--GENERAL

         The Barbers, Hairstyling for Men & Women, Inc. (the "Company") is engaged in the business of franchising three different hair care salon concepts which provide hair care services and products for men, women and children. The Company also owns and operates 23 salons in the United States. The Company implements its retail concepts through nationwide franchise systems that the Company supports with a comprehensive package of centralized services. The Company primarily earns revenue through its franchise operations from franchise initial fees, franchise royalties and sales of beauty products, salon equipment and consumer appliances.

         Although the Company currently does business under the names "Cost Cutters Family Hair Care(R)" ("Cost Cutters"), "City Looks Salons International(R)" ("City Looks"), "We Care Hair(R)" ("We Care Hair"), "The Barbers(R)", "The Barbers, Hairstyling for Men & Women(R)", "The Hair Performers(R)", and "Family Haircut Stores(R)", it sells only Cost Cutters, City Looks, and We Care Hair franchises. Each type of franchise is specifically tailored to satisfy a particular market niche. Cost Cutters franchises provide value-priced hair care services to their customers. Cost Cutters franchises target price sensitive customers. City Looks franchises provide full service, high-fashion hair care as well as various personal grooming and spa services, including facials, manicures, massages and tanning facilities to customers. City Looks franchises target customers who place a premium on full service. We Care Hair franchises provide hair care services, tanning, nail care and waxing services targeted at adults aged 18 to 40.

         The Company's principal executive offices are located at 300 Industrial Boulevard Northeast, Minneapolis, Minnesota 55413. Its telephone number is (612) 331-8500.

THE COMPANY--HISTORY

         After the Company was incorporated under the laws of Minnesota on October 1, 1968, it quickly established a chain of company-owned, full service hairstyling businesses throughout the United States under the name "The Barbers, Hairstyling for Men". In 1970, the Company began selling franchises for the operation of hairstyling businesses doing business under the names "The Barbers" and "The Barbers, Hairstyling for Men & Women". Recognizing the need to update the market focus and decor of the salons, the Company began selling franchises for the operation of hairstyling businesses under the name "City Looks(R) By The Barbers" in 1987, and the Company began to convert the existing "The Barbers" locations to this business format. This trade name was later revised to "City Looks(R) Salons" in 1991 and to "City Looks Salons International(R)" in 1993, although some salons continue to operate under the older names.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

         The Company began selling franchises for the operation of hairstyling businesses doing business under the name "Cost Cutters Family Hair Care(R)" in 1982. In 1986, the Company decided to focus principally on doing business as a franchisor and reduced its number of company-owned stores in the United States from 69 in 1986 to 3 in 1994. Since then, the Company has capitalized on the opportunity of developing the Cost Cutters chain within major mass merchandisers. As part of this business strategy, the Company has built over 20 new company-owned stores since 1995. Most of these new stores are located within Wal-Mart Supercenters.

         On January 25, 1997, the Company, through its subsidiary WCH, Inc., acquired substantially all of the franchise assets (trademarks, franchise agreements and certain other assets) of We Care Hair Development, Inc. ("WCHD"). WCHD originated the "We Care Hair(R)" concept in 1990. The Company began offering We Care Hair franchises in June 1997.

THE OFFERING

Securities:                100,000 shares of Common Stock.

Designer Salon Program:    The offering is being made pursuant to the Company's
                           Designer Salon Program. The Company has implemented a
                           "Designer Salon Program" for each of its franchise systems (collectively the "Designer Salon Programs").
                           The objective of the Designer Salon Programs is to encourage franchisees to purchase beauty products through the Company.

                           In addition to receiving other benefits, if the franchisee exceeds a level of purchases of beauty products set annually by the Company and meets other compliance criteria designated by the Company, the franchisee earns a rebate which is paid in shares of the Company's common stock. The amount of shares earned is equal to the rebate amount divided by the current fair market value of the Company's common stock at the end of the Company's fiscal year. No additional consideration is required from the franchisee to purchase the shares of common stock.

Use of Proceeds:           None

--------------------------------------------------------------------------------

                              CERTAIN RISK FACTORS

         PROSPECTIVE PARTICIPANTS SHOULD CONSIDER CAREFULLY, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING FACTORS BEFORE PARTICIPATING IN THE DESIGNER SALON PROGRAM.

COMPETITION

         The haircare industry, in which the Company operates, is highly competitive, with limited barriers to entry. In every locality in which the Company operates, there are competitors offering similar services and products. In many cases, the Company faces one or more competitors within malls in which is operates, including companies operating salons as departments within department stores, salon chains, independently owned salons, and salons operating under franchises from other franchising companies. Any increased competition from these competitors could negatively impact sales volume at both franchised and Company-owned salons. In turn, this would reduce royalty revenue from franchised locations and reduce Company-owned salons' revenue and profits.

COMPETITION FOR SITES

         The Company's ability to meet its growth objectives is dependent upon its ability to obtain retail sites for new salons to be used as Company-owned salons and for its franchisees to obtain sites to open new franchises. The Company faces intense competition for these retail sites from other companies operating in the haircare industry and from retailers operating in other industries. The Company believes that site selection is a key element to the success of its Company-owned stores and its franchisees. In order to obtain space in desirable locations, the Company and its franchisees must be competitive as to rent, term and other customary tenant obligations. Competition for retail sites for new salons could impede the Company's ability to meet its growth objectives.

WAL-MART GROWTH

         At Wal-Mart Supercenters the Company's growth plans anticipate opening a substantial number of new Cost-Cutters Salons within Wal-Mart Supercenters. The Company has not entered into any written agreements with respect to new salon openings. The Company's growth plans could be adversely effected in the event Wal-Mart changes it marketing or business plans.

DEPENDENCE ON FRANCHISEES

         The continued growth of the Company is, in part, dependent upon its ability to retain qualified franchisees and to attract new franchisees. Although the Company has established criteria to evaluate prospective franchisees, there can be no assurance that the

Company's existing or future franchisees will have the business abilities or access to financial resources necessary to open new locations or that they will successfully develop and operate these salons in a manner consistent with the Company's standards. The ability of the Company to find qualified franchisees for new locations or the inability of these franchisees to finance the construction of new salons could prevent the Company from meeting its growth objectives.

DEPENDENCE ON SUPPLIERS

         The Company is dependent upon its relationship with its suppliers to sell the Company's beauty products, salon equipment, and consumer appliances which the Company, in turn, sells to its customers through Company-owned stores and sells to franchisees. Although the Company presently has no reason to believe that it will occur, if major beauty product suppliers cancel their distribution agreements with the Company, this would cause a reduction in the sale of beauty products and the loss of those corresponding margins.

COST OF PROTECTION OF TRADEMARKS AND FRANCHISE AGREEMENT ENFORCEMENT

         The Company holds numerous trademarks and service marks registered on the principal register of The United States Patent & Trademark Office and registered in several foreign countries. The Company believes that its trademarks and service marks have significant value and are important to the marketing of its franchises. The Company enters into a franchise agreement with each franchisee, which sets forth the terms of the Company's business relationship with the franchisee. Franchisees are granted rights to use the franchisor's service marks and must operate their businesses in accordance with the systems, specifications, standards and format developed by the franchisor. Historically, the Company has expended considerable resources to protect these trademarks and service marks and to enforce its franchise agreements. Litigation to protect trademarks and service marks or to enforce franchise agreements is extremely expensive, even if the Company is victorious, it may have a material adverse affect on the Company's results of operations in any particular period.

CONTROL BY PRINCIPAL OWNER

         Florence F. Francis, the Company's principal shareholder, owns approximately 58% of the outstanding common stock. As a result, Ms. Francis has the ability to elect the Company's entire Board of Directors and control the affairs of the Company, including all fundamental corporate transactions such as mergers, consolidations and sale of substantially all the Company's assets.


                                 USE OF PROCEEDS

         The Company will receive no proceeds from the issuance of the Shares.

                                  LEGAL MATTERS

         The legality of the securities covered by this Prospectus has been passed upon by Gray, Plant, Mooty, Mooty & Bennett, P.A., Minneapolis, Minnesota, counsel to the Company.


                            DESCRIPTION OF SECURITIES

         The authorized capital stock of the Company consists of 7,500,000 shares of capital stock, $.10 par value per share. As of June 1, 1998, a total of 3,945,302 shares of Common Stock are issued and outstanding. In addition, the Board of Directors is authorized to divide the shares of the Company's authorized capital stock into classes and series, with such designations, voting rights, and other rights and preferences, and subject to the restrictions, that the Board of Directors of the Company may from time to time establish. As of June 1, 1998, the Board of Directors has not authorized or established any such class or series of capital stock. Such shares of capital stock could be issued to deter or prevent a hostile takeover of the Company even though such a transaction was favored by the holders of a requisite number of then outstanding Common Stock. The Board of Directors has no present intention to authorize or issue any shares of such capital stock to deter or prevent such a transaction and is not currently aware of any attempt to takeover the Company.

         COMMON STOCK. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable. Holders of Common Stock are entitled to receive dividends, when, as and if declared by the Board of Directors, out of funds legally available therefor and to share ratably in the net assets of the Company upon liquidation. Holders of Common Stock do not have preemptive or other rights to subscribe for additional shares, nor are there any redemption or sinking fund provisions associated with the Common Stock.

         Holders of Common Stock are entitled to one vote per share on all matters requiring a vote of shareholders. The Common Stock does not have cumulative voting rights in electing directors.

         MINNESOTA BUSINESS CORPORATION ACT. Section 302A.671 of the Minnesota Business Corporation Act applies, with certain exceptions, to any acquisition of voting stock of the Company (from a person other than the Company, and other than in connection with certain mergers and exchanges to which the Company is a party) resulting in the beneficial ownership of 20 percent or more of the voting stock then outstanding. Section 302A.671 of the Minnesota Business Corporation Act requires approval of any such acquisitions by a majority vote of the shareholders of the Company prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the Company within 30 days after the acquiring person has failed to give a timely information statement to the Company or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

         Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any business combination by the Company, of any subsidiary of the Company, with any shareholder which purchases ten percent or more of the Company's voting shares (an "interested shareholder") within four years following such interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of the Board of Directors of the Company before the interested shareholder's share acquisition date.

         TRANSFER AGENT. The transfer agent and registrar for the Company's Common Stock is Norwest Bank Minnesota, N.A., 161 North Concord Exchange, South St. Paul, Minnesota 55075-0738 and its telephone number is (612) 450-4000.


                              PLAN OF DISTRIBUTION

         This offering of Common Stock is not underwritten. The Common Stock is being issued by the Company for its own account and no commissions or remuneration will be paid for any activities in connection with the issuance of the Common Stock contemplated hereby.

         The offering is being made pursuant to the Company's Designer Salon Program. The Company has implemented the Designer Salon Program for each of its franchise systems. The objective of the each of the Designer Salon Programs is to encourage franchisees to purchase beauty products through the Company.

         In addition to receiving other benefits, if the franchisee exceeds a level of purchases of beauty products set by the Company and meets other compliance criteria designated by the Company, the franchisee earns a rebate which is paid in shares of the Company's common stock. The amount of shares earned is equal to the rebate amount divided by the current fair market value of the Company's common stock at the end of the Company's fiscal year. No additional consideration is required from the franchisee to purchase the shares of common stock.

                                     EXPERTS

         The consolidated financial statements of The Barbers, Hairstyling for Men & Women, Inc., incorporated by reference in The Barbers, Hairstyling for Men & Women, Inc. Annual Report (Form 10-KSB) for the year ended September 25, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 INDEMNIFICATION

         The Company's Amended and Restated Bylaws, dated January 21, 1993, require the Company to indemnify and hold harmless the officers and directors of the Company who are made a party to any suit or proceeding or who are threatened to be made party to any suit or proceeding to the full extent permitted by Minnesota law. The right includes the right to be paid all expenses incurred in defending an action in advance of its final disposition if an officer or director (a) delivers a written affirmation that the criteria for indemnification set forth in the Minnesota Business Corporation Act has been satisfied, (b) is determined to be eligible for indemnification pursuant to the Minnesota Business Corporation Act or the Company's bylaws and (c) delivers to the Company a promise to repay all amounts so advanced if it is determined in the future that the officer or director was not entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                            -----------------------

         No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the Shares to which it relates or an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances imply that information contained herein is correct at any time subsequent to its date. The Company will comply with its obligations under applicable securities laws to file and deliver any necessary supplement to this Prospectus.

                                     PART II

Information Not Required in Prospectus

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following are additional estimated (other than the Securities and Exchange Commission filing fee) expenses of the offering described in the
Prospectus:

Printing                                             $  3,000
Accounting fees                                      $  3,000
Legal fees                                           $ 15,000
Securities and Exchange Commission filing fees       $ 213.88
Miscellaneous                                        $ 786.12
                                                     --------
Total                                                $ 22,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         LIMITATION OF LIABILITY AND INDEMNIFICATION. The Company's Articles of Incorporation, as amended, limit the liability of directors in their capacity as directors of the Company and officers to the full extent permitted by Minnesota law. They provide that a director will not be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to the corporation or its shareholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) for dividends, stock repurchases and other distributions made in violation of Minnesota law or for violations of the Minnesota securities laws, (d) for any transaction from which the director derived an improper personal benefit, or (e) for any act or omission occurring prior to the effective date of the provision in the Company's Articles of Incorporation, as amended. These provisions do not affect the availability of equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty, although, as a practical matter, equitable relief may not be available. The above provisions also do not limit liability of the directors for violations of, or relieve them from the necessity of complying with, the federal securities laws.

         The Company's Amended and Restated Bylaws, dated January 21, 1993, require the Company to indemnify and hold harmless the officers and directors of the Company who are made a party to any suit or proceeding or who are threatened to be made party to any suit or proceeding to the full extent permitted by Minnesota law. The right includes the right to be paid all expenses incurred in defending an action in advance of its final disposition if an officer or director (a) delivers a written affirmation that the criteria for indemnification set forth in the Minnesota Business Corporation Act has been satisfied, (b) is determined to be eligible for indemnification pursuant to the Minnesota Business Corporation Act or the Company's bylaws and (c) delivers to the Company a promise to repay all amounts so advanced if it is determined in the future that the officer or director was not entitled to indemnification.

ITEM 16. EXHIBITS

Exhibit
Number        Description

3.1           Articles of Incorporation, dated September 30, 1968 (1)

3.2           Amended and Restated By-laws, dated January 21, 1993 (1)

4.1           Specimen of Common Stock (1)

5.1 Opinion of Gray, Plant, Mooty, Mooty & Bennett, as to the validity of the securities being registered hereby*

10.1          Form of Cost Cutters Family Hair Care Franchise Agreement (11)

10.2          Form of Cost Cutters Family Hair Care Development Agreement (11)

10.3          Form of City Looks Salons International Franchise Agreement (11)

10.4          Form of City Looks Salons International Development Agreement (11)

10.5          Form of We Care Hair Franchise Agreement (11)

10.6          Form of We Care Hair Development Agreement (11)

10.7 1990 Stock Option Plan For Directors, as Amended and Restated on June 23, 1994 (1)

10.8 Resolutions amending the 1990 stock option Plan For Directors adopted December 1, 1994 (3)

10.9 Amendment to 1990 Stock Option Plan for Directors adopted September 21, 1995 (6)

10.10 1990 Stock Option Plan For Key Employees, as Amended and Restated on June 23, 1994 (1)

10.11 Resolutions amending the 1990 Stock Option Plan For Key Employees adopted December 1, 1994 (3)

10.12 Amendment to 1990 Stock Option Plan for Key Employees adopted September 21, 1995 (6)

10.13 Employment Agreement between Frederick A. Huggins, Jr. and The Barbers, Hairstyling for Men & Women, Inc., dated effective April 2, 1990 (1)

10.14         Addendum to Employment Agreement between Frederick A. Huggins, Jr.
              and The Barbers, Hairstyling for Men & Women, Inc., dated effective January 1993 (1)

10.15 Employment Agreement between Frederick A. Huggins, Jr. and The Barbers, Hairstyling for Men & Women, Inc., effective October 1, 1994 (3)

10.16 Amendment to Employment Agreement between Frederick A. Huggins, Jr. and The Barbers, Hairstyling for Men & Women, Inc., effective February 6, 1996 (7)

10.17 Common Stock Purchase Warrant of Frederick A. Huggins, Jr. dated April 2, 1990 (1)

10.18 Common Stock Purchase Warrant of Frederick A. Huggins, Jr. dated October 13, 1994 (3)

10.19         Amendment to Common Stock Purchase Warrants of Frederick A.
              Huggins, Jr. dated September 21, 1995 (6)

10.20 Employment Agreement between Florence F. Francis and The Barbers, Hairstyling for Men & Women, Inc. effective October 1, 1994 (3)

10.21 Common Stock Purchase Warrant of Florence F. Francis dated October 13, 1994 (3)

10.22 Amendment to Common Stock Purchase Warrant of Florence F. Francis dated September 21, 1995 (6)

10.23 Salary Continuation Agreement between Patricia D. Kessler and The Barbers, Hairstyling for Men & Women, Inc., dated effective February 9, 1988 (1)

10.24 Employment Agreement between John A. Fox and The Barbers, Hairstyling for Men & Women, Inc. effective October 1, 1997 (10)

10.25 The Barbers, Hairstyling for Men & Women, Inc. Incentive Compensation Plan (3)

10.26 The Barbers Hairstyling for Men & Women, Inc. Deferred Compensation Plan as adopted august 17, 1995 (5)

10.27         Special Termination Allowance dated September 21, 1995 (7)

10.28 Term Loan and Credit Agreement between The Barbers, Hairstyling for Men & Women, Inc. and Norwest Bank Minnesota, N.A. (2)

10.29 Amendments to term Loan and Credit Agreement between The Barbers, Hairstyling for Men & Women, Inc. and Norwest Bank Minnesota, N.A.
              (4)

10.30 Amendments to Term Loan and Credit Agreement between The Barbers, Hairstyling for Men & Women, Inc. and Norwest Bank Minnesota, N.A.
              (8)

10.31 Term Loan and Credit Agreement between The Barbers, Hairstyling for Men & Women, Inc. and Norwest Bank Minnesota, N.A. dated January 22, 1997 (9)

10.32 Revolving Note between The Barbers, Hairstyling for Men & Women, Inc. and Norwest Bank Minnesota, N.A. dated January 22, 1997 (9)

10.33         Term Note A between The Barbers, Hairstyling for Men & Women, Inc.
              and Norwest Bank Minnesota, N.A. dated January 22, 1997 (9)

10.34         Term Note B between The Barbers, Hairstyling for Men & Women, Inc.
              and Norwest Bank Minnesota, N.A. dated January 22, 1997 (9)

10.35 Arbitration Agreement between The Barbers, Hairstyling for Men & Women, Inc. and Norwest Bank Minnesota, N.A. dated January 22, 1997 (9)

13.1          Annual Report on Form 10-KSB for the year ended September 25,
              1997 (10)

13.2          Quarterly Report on Form 10-QSB for the quarter ended December 25,
              1997 (11)

13.3          Quarterly Report on Form 10-QSB for the quarter ended March 26,
              1998 (12)

13.4          Quarterly Report on Form 10-QSB for the quarter ended June 25,
              1998 (13)

23.1          Consent of Independent Auditors*

23.2 Consent of Gray, Plant, Mooty, Mooty & Bennett (included in the opinion filed as exhibit 5.1)

24.1          Power of Attorney (included on signature page)

------------------
*        Filed herewith.
(1) Incorporated by reference to the registrant's registration statement on Form 10-SB dated June 28, 1994.
(2) Incorporated by reference to Amendment No. 1 to the registrant's registration statement on Form 10-SB dated August 5, 1994.
(3) Incorporated by reference to the registrant's Annual Report on Form 10-KSB for the year ended September 29, 1994.
(4) Incorporated by reference to the registrant's quarterly report on Form 10-QSB for the quarter ended March 30, 1995.
(5) Incorporated by reference to the registrant's Annual Report on Form 10-KSB for the year ended September 28, 1995.
(6) Incorporated by reference to the registrant's registration statement on Form S-8 dated October 13, 1995.
(7) Incorporated by reference to the registrant's quarterly report on Form 10-QSB for the quarter ended December 28, 1995.
(8) Incorporated by reference to the registrant's quarterly report on Form 10-QSB for the quarter ended March 28, 1996.
(9) Incorporated by reference to the registrant's quarterly report on Form 10-QSB for the quarter ended December 26, 1996.
(10) Incorporated by reference to the registrant's Annual Report on Form 10-KSB for the year ended September 25, 1997.
(11) Incorporated by reference to the registrant's quarterly report on Form 10-QSB for the quarter ended December 25, 1997.
(12) Incorporated by reference to the registrant's quarterly report on Form 10-QSB for the quarter ended March 26, 1997.
(13) Incorporated by reference to the registrant's quarterly report on Form 10-QSB for the quarter ended June 25, 1998.

ITEM 17. UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Minneapolis, State of Minnesota, on this 13th day of August, 1998.


                                       THE BARBERS, HAIRSTYLING FOR
                                       MEN & WOMEN, INC.


                                        /s/ Frederick A. Huggins, Jr.
                                       -------------------------------------
                                       By: Frederick A. Huggins, Jr.
                                       President and Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Frederick A. Huggins, Jr. and J. Brent Hanson and each of them signing singly, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and Power of Attorney have been signed by the following persons in the capacities and on August 13, 1998.


Signature                               Title
---------                               -----


/s/ Florence F. Francis                 Chairman of the Board
-----------------------
Florence F. Francis



/s/ Frederick A. Huggins, Jr.           President, Chief Executive Officer and a
-----------------------------           Director
Frederick A. Huggins, Jr.

/s/ J. Brent Hanson                     Chief Financial Officer and Chief
-------------------                     Accounting Officer
J. Brent Hanson



/s/ Marcia J. Bystrom                   Director
---------------------
Marcia J. Bystrom



/s/ David E. Emerson                    Director
--------------------
David E. Emerson



/s/ Susan F. Goldstein                  Director
-----------------------------
Susan F. Goldstein



/s/ Richard H. King                     Director
-------------------
Richard H. King



/s/ James L. Reisner                    Director
--------------------
James L. Reisner



/s/ James R. Fiffe                      Director
------------------
James R. Fiffe